Jon C. Avina +1 650 843 5307 javina@cooley.com	*FOIA Confidential Treatment Request*

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

August 4, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Alyssa Wall
Erin Jaskot
Suying Li
Theresa Brillant

Re:	Maplebear Inc.
Amendment No. 5 to Draft Registration Statement on Form S-1
Submitted May 9, 2023
CIK No. 0001579091

Ladies and Gentlemen:

On behalf of Maplebear Inc. (the “Company”), we are providing this letter in response to the comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated May 24, 2023 with respect to Amendment No. 5 to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on May 9, 2023. The Company is concurrently and confidentially submitting a revised Draft Registration Statement on Form S-1, which includes changes that reflect the Company’s responses to the Comments and certain other changes (the “Amended Draft Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Amended Draft Registration Statement, as submitted on the date hereof.

Due to the commercially sensitive nature of certain information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. § 200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record, and not be disclosed to any person. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Securities and Exchange Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least 10 business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (650) 843-5307 rather than rely on the U.S. mail for such notice.

Maplebear Inc. requests that the information contained in this letter, identified by the mark “[***]”,

be treated as confidential information pursuant to 17 C.F.R. § 200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

August 4, 2023

Business

Our Value Proposition

For Brands, page 177

1.	We note your disclosure that you are “the leading grocery store technology company in North America.” Please provide support for this statement.

The Company supplementally advises the Staff that the Company’s disclosure that it is the leading grocery technology company in North America is supported by a variety of factors. The Company has developed a unique combination of technology solutions that are custom-built for online grocery to enable retailers to succeed on the Company’s online grocery marketplace, Instacart Marketplace, as well as on retailers’ own digital properties through the Company’s end-to-end technology solution, Instacart Enterprise Platform, as disclosed on pages 10, 11, and 183 of the Amended Draft Registration Statement. Before Instacart, grocery retailers did not have access to a unified technology solution to manage eCommerce, fulfillment, in-store, ads, and insights, as disclosed on pages 2, 6, 171, and 175 of the Amended Draft Registration Statement. Today, as a result of the Company’s investments in technology custom-built for online grocery over more than a decade, the Company believes that it has the broadest selection of grocers on a marketplace and the greatest breadth of grocer relationships, spanning 1,400 retail banners that operate more than 80,000 stores and representing more than 85% of the U.S. grocery industry, making Instacart the leading grocery technology partner to retailers and the largest online grocery marketplace in North America, as disclosed on pages 7, 9, 179, and 181 of the Amended Draft Registration Statement. Through Instacart Enterprise Platform, the Company also powers eCommerce storefronts for more than 550 retail banners as of June 30, 2023, as disclosed on pages 8 and 180 of the Amended Draft Registration Statement. In addition, Instacart Marketplace has powered hundreds of millions of orders placed by millions of customers, which allows the Company to provide unique insights into customer buying behavior, needs, and trends across the entire grocery industry for its retail partners, as disclosed on pages 2, 7, 99, 171, and 179 of the Amended Draft Registration Statement. Finally, as of June 30, 2023, over 5,500 CPG brands are using the Company’s Instacart Ads solution, as disclosed on page 2, 99, 107, 170, and 216 of the Amended Draft Registration Statement.

In addition to the Company’s unique combination of grocery technology offerings and its breadth of grocery industry partnerships, the Company’s disclosure is also supported by the Company’s share of online grocery sales compared to digital-first platforms of other technology companies, as set forth in the supplemental support provided below. Additionally, as disclosed on pages 131, 132, 177 and 178 of the Amended Draft Registration Statement, data from Yipit, LLC and its affiliates (collectively, “YipitData”), a market research firm, illustrates that the sales volume generated through Instacart represents the leading share of sales among the selected digital-first online grocery platforms for both larger and smaller order sizes. The Company has also revised its disclosure on pages v, 1, 98, 131, 170, and 198 of the Amended Draft Registration Statement to clarify that the statement is based on online grocery sales.

[***]

For Shoppers, page 179

2.

We note your disclosure that you recognize hard work and reward shoppers with “impactful incentives.” Please expand your disclosure regarding these incentives to provide additional detail to investors.

The Company has revised the disclosure on pages 14, 190 and 222 of the Amended Draft Registration Statement to address the Staff’s Comment.

Consolidated Statements of Operations, page F-5

3.	Please revise your consolidated statements of operations to present the net income (loss) attributable to common stockholders. Refer to SAB Topic 6.B.

The Company has revised the disclosure on pages 22 and F-5 of the Amended Draft Registration Statement to address the Staff’s Comment.

*        *        *

Please contact me at (650) 843-5307, Jonie Kondracki at (415) 693-2174, or Milson Yu at (650) 843-5296 with any questions or further comments regarding our responses to the Staff’s Comments.

Maplebear Inc. requests that the information contained in this letter, identified by the mark “[***]”,

be treated as confidential information pursuant to 17 C.F.R. § 200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

August 4, 2023

Sincerely, Cooley LLP

/s/ Jon C. Avina
Jon C. Avina

cc:	Fidji Simo, Maplebear Inc.
Morgan Fong, Maplebear Inc.
Bradley Libuit, Maplebear Inc.
Hyun Jee Son, Maplebear Inc.
Kelsey Wilcox, Maplebear Inc.
Rachel Proffitt, Cooley LLP
Jonie Kondracki, Cooley LLP
Milson Yu, Cooley LLP
Ian D. Schuman, Latham & Watkins LLP
Stelios G. Saffos, Latham & Watkins LLP
Brittany D. Ruiz, Latham & Watkins LLP

Maplebear Inc. requests that the information contained in this letter, identified by the mark “[***]”,

be treated as confidential information pursuant to 17 C.F.R. § 200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com